Exhibit 4.2

EXECUTION COPY

STOCK SALE PLAN AGREEMENT

This Stock Sale Plan Agreement (this “Agreement”) is entered into as of September 28, 2011, by and among NuVasive, Inc., a Delaware corporation (“Acquiror”), the holders (the “Preferred Holders”) of Series A preferred stock and Series B preferred stock (collectively, the “Preferred Stock”) of Impulse Monitoring, Inc., a Delaware corporation (“Target”), listed on Exhibit A hereto, and Robert W. Baird & Co. Incorporated (the “Broker”). Capitalized terms not defined herein shall have the meanings set forth in the Merger Agreement (as defined below).

WHEREAS, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 28, 2011, by and among Acquiror, Catamaran Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Acquiror (“Merger Sub”), Target and Tullis-Dickerson & Co., Inc., a Delaware corporation, in its capacity as stockholders’ agent, Merger Sub will merge with and into Target, with Target continuing as the surviving corporation and wholly-owned subsidiary of Acquiror;

WHEREAS, pursuant to the terms of the Merger Agreement, the Merger Consideration payable to the Preferred Holders for the shares of Preferred Stock held by such Preferred Holders shall be paid partially in cash and partially in shares of common stock, par value $0.001 per share (“Acquiror Common Stock”), of Acquiror (the shares of Acquiror Common Stock issued to Preferred Holders as part of the Merger Consideration to be received by them pursuant to the Merger Agreement are referred to herein as the “Stock Consideration”);

WHEREAS, Acquiror desires to place certain limitations on the sale of the Stock Consideration as set forth herein, and the Preferred Holders have agreed to such limitations.

WHEREAS, as an integral part of the cash and Stock Consideration to be received by Preferred Holders pursuant to the Merger Agreement, Acquiror has agreed to grant to the Preferred Holders certain contingent value rights relating to the Stock Consideration.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

Section 1. Appointment of Broker; Sale of Stock Consideration by Broker.

(a) The Preferred Holders hereby appoint the Broker to sell on their behalf, pursuant to the terms of this Agreement, all of the Stock Consideration that the Preferred Holders receive pursuant to the terms of the Merger Agreement and all of the True-Up Acquiror Common Stock, if any, received by the Preferred Holders pursuant to the terms of this Agreement.

(b) Subject to the Volume Limitation contained in Section 2(a), the Broker shall sell all the Stock Consideration and True-Up Acquiror Common Stock, if any, of the Preferred Holders during the Sell Down Period, at such prices and times, on such terms, to such counterparties and in such transactions as the Broker deems appropriate in its sole discretion and without any consultation with or advance notice to any of the Preferred Holders (subject in all cases to the Broker’s best execution obligations under applicable law and broker-dealer rules and regulations). Acquiror and the Preferred Holders represent that the Broker’s obligation to sell any Stock Consideration and True-Up Acquiror Stock pursuant to this Agreement on behalf of the Preferred Holders shall be dependent on their being an effective Shelf on file with the SEC allowing the Preferred Holders to sell the Stock Consideration and/or the True-Up Acquiror Common Stock, as the case may be, as contemplated by this Agreement, and as described in the Prospectus that has been delivered to the Broker. Each sale of Stock Consideration and True-Up Acquiror Common Stock, if any, by the Broker shall (a) be made only pursuant to an effective Shelf on file with the SEC and (b) include each Preferred Holder’s Pro Rata Share of the entire amount of Stock Consideration and True-Up Acquiror Common Stock, if any, included in such sale. A Preferred Holder’s “Pro Rata Share” shall equal the percentage obtained from a fraction, the numerator of which is the number of shares of Acquiror Common Stock issued to such Preferred Holder as Stock Consideration, and the denominator of which is the aggregate number of shares of Acquiror Common Stock issued to all Preferred Holders as Stock Consideration. The Pro Rata Share of each Preferred Holder is set forth on Exhibit A hereto.

Section 2. Volume Limitation.

(a) On any trading day of Acquiror Common Stock on the NASDAQ Global Select Market (“NASDAQ”) following the Closing Date (each, a “Trading Day”), the Broker shall not sell, on behalf of any Preferred Holder or, collectively, all of the Preferred Holders, Stock Consideration or True-Up Acquiror Common Stock, if any, totaling more than ten percent (10%) of the aggregate trading volume of Acquiror Common Stock as traded on the NASDAQ on such Trading Day (the “Volume Limitation”) or such higher amount that may be approved by Acquiror in writing upon request by the Broker, on behalf of the Preferred Holders.

(b) Until all Stock Consideration and True-Up Acquiror Common Stock, if any, has been sold pursuant to the terms of this Agreement, the Broker shall provide a daily trade report to Acquiror and each Preferred Holder for each Trading Day in which a sale of any Stock Consideration and True-Up Acquiror Common Stock, if any, occurs and a weekly report of all Stock Consideration and True-Up Acquiror Common Stock, if any, held by the Preferred Holders and summary of all sales of Stock Consideration and True-Up Acquiror Common Stock, if any, by the Broker on behalf of all Preferred Holders.

Section 3. Adjustment Payment; Redemption.

(a) Adjustment Payment. Subject to the proviso at the end of this paragraph (a), Acquiror shall make an Adjustment Payment (as defined below, and with such payment being made pursuant to Section 3(a)(i) and 3(a)(ii), as applicable) to each Preferred Holder in an amount equal to (i) such Preferred Holder’s Pro Rata Share of the aggregate value of the Stock Consideration (as valued at the closing price per share of the Acquiror Common Stock on the last full trading day on the NASDAQ Global Select Market prior the Closing pursuant to the terms set forth in Section 2.7(a) of the Merger Agreement) multiplied by (x) the number of shares of Stock Consideration and True-Up Acquiror Common Stock, if any, sold by the Broker on behalf of such Preferred Holder during the applicable Sell Down Period (as defined below) divided by (y) the sum of (I) the aggregate number of shares of Stock Consideration issued to such Preferred

Holder pursuant to the Merger Agreement and (II) True-Up Acquiror Common Stock issued to such Preferred Holder pursuant to this Agreement, less (ii) such Preferred Holder’s Net Proceeds with respect to sales by the Broker on behalf of such Preferred Holder of Stock Consideration and True-Up Acquiror Common Stock, if any, during the applicable Sell Down Period; provided that in the event that such amount is a negative number, then no Adjustment Payment shall be made to such Preferred Holder. The Broker shall provide a written certification to Acquiror and each Preferred Holder of any Adjustment Payment required to be made pursuant to this Section 3(a) within three (3) Business Days after the applicable Adjustment Date and, unless Acquiror or any Preferred Holder raises any good faith objection(s) to the calculation of any Adjustment Payment(s) within three (3) Business Days after receipt of such written certification, then Acquiror shall make the Adjustment Payment according to the terms set forth in Section 3(a)(i) or (ii), as applicable. The Broker shall not be responsible to any of the Preferred Holders for any shares of Acquiror Common Stock comprising Stock Consideration or True-Up Acquiror Common Stock that the Broker was unable to sell pursuant to this Agreement due to the Volume Limitation, the limited duration of the Sell Down Period, market disruptions, legal, regulatory or contractual restrictions or any other reason beyond the Broker’s reasonable control.

(i) In the event that Acquiror elects to make any Adjustment Payments in cash, Acquiror shall, or shall cause the Paying Agent to, make such Adjustment Payments within three (3) Business Days after receipt of the written certification from the Broker of the Adjustment Payment due and owing to each Preferred Holder pursuant to Section 3(a) and subject to any objection raised by Acquiror or any Preferred Holder as set forth in Section 3(a).

(ii) In the event that Acquiror elects to make any Adjustment Payments in True-Up Acquiror Common Stock, Acquiror shall issue to each Preferred Holder an amount of True-Up Acquiror Common Stock with a value as of the date of issuance equal to the Adjustment Payment for each such Preferred Holder. For these purposes, the shares of the True-up Acquiror Common Stock to be issued to Preferred Holders shall be valued at the closing price per share (as published by Bloomberg) of Acquiror Common Stock on the last full Trading Day on the NASDAQ prior to the date of issuance thereof. Acquiror shall issue the True-Up Acquiror Common Stock in book entry form to the Broker on behalf of each Preferred Holder within three (3) Business Days after receipt of the written certification from the Broker of the Adjustment Payment due and owing to each Preferred Holder pursuant to Section 3(a), subject to any objection raised by Acquiror or any Preferred Holder as set forth in Section 3(a). In addition, the Sell-Down Period shall be extended for an additional thirty (30) Trading Days and the Volume Limitation shall apply to sales by the Broker of such True-Up Acquiror Common Stock sold in this extended Sell-Down Period. If any further Adjustment Payments are required pursuant to Section 3(a) at the end of this extended Sell-Down Period and as it applies to sales by the Broker on behalf of the Preferred Holders of the True-Up Acquiror Common Stock received by them, then Acquiror shall make such payments in cash within three (3) Business Days after receipt of the written certification from the Broker of the additional Adjustment Payment due and owing to each Preferred Holder pursuant to Section 3(a), subject to any objection raised by Acquiror or any Preferred Holder as set forth in Section 3(a).

(b) Redemption. In the event as of the Redemption Date a Shelf has been ineffective prior to the Redemption Date for more than the number of Trading Days required for the Broker to sell the Stock Consideration and True-Up Acquiror Common Stock, if any, based on the Volume Limitation, Acquiror agrees to purchase all of the unsold shares of Stock Consideration and True-Up Acquiror Common Stock, if any, held by or on behalf of Preferred Holders, if any, on the Redemption Date, at the per share price equal to the Closing Acquiror Common Stock Price.

(c) Defined Terms

(i) “Adjustment Date” shall mean the date that is thirty (30) Trading Days after the Shelf Effective Date and, if applicable, the last day of any extended Sell Down Period under Section 3(a)(ii) or, if earlier in either case, when all the shares of Stock Consideration and True-Up Acquiror Common Stock, if any, have been sold by the Broker pursuant hereto.

(ii) “Adjustment Payment” shall mean a payment made by Acquiror to the Preferred Holders in the amount set forth in Section 3(a), which payment may be in the form of cash or additional shares of Acquiror Common Stock (“True-Up Acquiror Common Stock”), or any combination thereof, as determined by Acquiror; provided, however, that any Adjustment Payment required to be made in connection with any extended Sell Down Period under Section 3(a)(ii) shall only be made in cash.

(iii) “Net Proceeds” shall mean the cash proceeds payable to a Preferred Holder for sales of Stock Consideration and True-Up Acquiror Common Stock during the Sell Down Period, net of the fees and commissions of the Broker set forth in Exhibit B hereto related to the sale of such Stock Consideration and True-Up Acquiror Common Stock by the Broker.

(iv) “Redemption Date” shall mean the date that is ninety (90) days after the Closing.

(v) “Sell Down Period” shall mean the period of time commencing on the Shelf Effective Date and ending on the Adjustment Date.

(vi) “Shelf” shall mean the Registration Statement filed with the SEC by Acquiror pursuant to Section 2.7 of the Merger Agreement.

(vii) “Shelf Effective Date” shall mean the effective date of the Shelf.

(d) Dispute Resolution. The parties shall cooperate in good faith to resolve, as promptly as practicable and in any event within ten (10) Business Days after such dispute or objection arises, any disputes or objections raised under Section 3(a) with respect to the amount of any Adjustment Payments required thereunder.

Section 4. Broker’s Fees/Commissions. In exchange for its services hereunder, the Broker shall be entitled to receive the amount set forth on Exhibit B hereto; provided, however, that no commissions shall be charged by the Broker for any redemptions made by Acquiror pursuant to the terms hereof. With respect to each Preferred Holder, the Broker shall be entitled to withhold such amount from the proceeds received from sales of each share of Stock

Consideration and True-Up Acquiror Common Stock by the Broker on behalf of each such Preferred Holder.

Section 5. Stockholder Acknowledgment. Each Preferred Holder hereby acknowledges that Acquiror has not provided any advice, financial or otherwise, to such Preferred Holder with respect to the matters set forth herein.

Section 6. Representations and Warranties. Each party represents and warrants to the other parties as follows:

(a) It is duly organized and validly existing under the laws of its jurisdiction of organization and has all requisite corporate or other power, as applicable, to own its properties and to carry on its business as it is now conducted.

(b) It has all requisite corporate or other power, as applicable, and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been approved by all necessary actions and no other proceedings on its part are necessary to authorize the execution and delivery of this Agreement by it and the consummation of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by it and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a valid and binding obligation of it, enforceable against it in accordance with its terms.

(c) The execution and delivery by it of this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not (a) conflict with or result in a breach of any provision of any of its organizational documents, (b) result in a violation or breach of or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination, modification or cancellation of, or the loss of a benefit under or accelerate the performance required by, or result in a right of termination, modification, cancellation or acceleration under the terms, conditions or provisions of any material contract or other material instrument of any kind to which it is now a party or by which it may be bound or affected, or (c) violate any Legal Requirement applicable to it other than in the case of clauses (b) and (c) as would not prevent or delay the timely consummation of the transactions contemplated by this Agreement.

(d) No declaration, filing or registration with, or notice to, or authorization, consent, order or approval of, any Governmental Entity or other Person is required to be obtained or made in connection with or as a result of the execution and delivery of this Agreement by it or the consummation of its obligations under and in accordance with this Agreement except for (i) applicable requirements, if any, of the Securities Act, the Exchange Act, or the rules and regulations of the NASDAQ or (ii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not prevent or delay the timely consummation of the transactions contemplated by this Agreement.

Section 7. Additional Representations and Warranties of Preferred Holders.

Each of the Preferred Holders makes the following representations and warranties to the Broker:

(a) Such Preferred Holder is not as of the date hereof in possession of material, non-public information regarding Acquiror or any of its Subsidiaries and is entering into this Agreement in good faith and not as part of any scheme or plan to evade compliance with securities laws.

(b) Such Preferred Holder is not as of the date hereof and will not be upon completion of the Merger an “affiliate” of Acquiror or have any Section 13 or Section 16 reporting obligations with regard to any sales of the Stock Consideration.

(c) Such Preferred Holder will own his or its Pro Rata Share of the Stock Consideration free and clear of any liens, pledges, security interests, encumbrances, claims or charges or any legal or contractual resale restrictions other than as set forth in this Agreement or under applicable law.

(d) Such Preferred Holder will not have any authority, influence or control over any sales of the Stock Consideration by the Broker pursuant to this Agreement (it being understood that nothing herein shall limit such Preferred Holder’s rights in the event of a breach of this Agreement by the Broker or Acquiror).

Section 8. Additional Representations and Warranties of Acquiror. Until this Agreement is terminated in accordance with Section 14, Acquiror represents and warrants to each Preferred Holder that it has, or will have, a sufficient amount of cash available to satisfy its obligations hereunder.

Section 9. Characterization of Rights.

(a) The parties agree that this Agreement, including each Preferred Holder’s right to receive payments hereunder, is an integral part of the Merger Consideration paid in connection with the transactions contemplated by the Merger Agreement.

(b) The rights contained in this Agreement are not be evidenced by any certificate or other instrument.

(c) This Agreement does not grant or provide any voting or dividend rights with respect to any Acquiror Common Stock (it being understood, however, that this clause shall not affect the voting and dividend rights that are represented by the Stock Consideration or True-Up Acquiror Common Stock held by or on behalf of the Preferred Holders).

(d) This Agreement does not represent or provide any equity or ownership interest in Acquiror (it being understood, however, that this clause shall not affect the equity and ownership rights in Acquiror that are represented by the Stock Consideration or True-Up Acquiror Common Stock held by or on behalf of the Preferred Holders).

(e) No amount of interest shall accrue on amounts that may become payable under this Agreement.

Section 10. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered: (i) upon receipt if delivered personally; (ii) two (2) Business Days after being sent by commercial overnight courier service; or (iii) upon transmission if sent via facsimile with confirmation of receipt, in each case to the parties at the following address (or at such other address for a party as shall be specified upon like notice):

If to Acquiror:

NuVasive, Inc.
7475 Lusk Boulevard
San Diego, CA 92121
Attention: General Counsel
Fax: (858) 909-2479

With a copy to:

DLA Piper LLP (US) 4365 Executive Drive, Suite 1100
San Diego, CA 92121
Attn: Michael Kagnoff
Fax: (858) 456-3075

If to a Preferred Holder, at the address of such Preferred Holder (and with copies to such Persons as are specified thereon, if any) as set forth on Exhibit A hereto under the heading entitled “Notice Information.”

If to Broker:

Robert W. Baird & Co. Incorporated
777 East Wisconsin Avenue
Milwaukee, WI 53202
Attn: John Roesner
Fax: (414) 298-6120

With a copy to:

Robert W. Baird & Co. Incorporated
777 East Wisconsin Avenue
Milwaukee, WI 53202
Attn: General Counsel
Fax: (414) 298-7800

Section 11. Binding Effect. This Agreement shall be binding upon the respective parties hereto and their heirs, executors, successors and assigns.

Section 12. Modifications. This Agreement may not be altered or modified without a writing signed by Acquiror and Preferred Holders holding two-thirds (2/3) of the Stock Consideration issued to the Preferred Holders at the Closing; provided, however, that no such alteration or amendment may materially change the Broker’s rights and obligations hereunder without the prior written consent of the Broker, which will not be unreasonably withheld. Conduct or lack of conduct shall not constitute a waiver of any of the terms and conditions of this Agreement, and no waiver shall be valid unless such waiver is specified in writing, and then only to the extent so specified. A waiver of any of the terms and conditions of this Agreement on one occasion shall not constitute a waiver of the other terms of this Agreement, or of such terms and conditions on any other occasion.

Section 13. Equitable Relief. Each of the parties hereto acknowledges and agrees that there would be irreparable harm, damages would be difficult to determine and there would not be any adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the parties in accordance with their specific terms or were otherwise breached. Accordingly each of the parties agrees that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which the parties are entitled at law or in equity.

Section 14. Termination. This Agreement shall terminate on the date on which Acquiror’s obligations hereunder have been fulfilled in full.

Section 15. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located within the State of Delaware, in respect of the interpretation and enforcement of the provisions of this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 5 or in such other manner as may be permitted by applicable Legal Requirements, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in the State of Delaware.

Section 16. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart and such counterparts may be delivered by the parties hereto via facsimile or electronic communication.

Section 17. Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 18. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement between the parties hereto (whether oral or written), in each case with respect to the subject matter hereof.

Section 19. Assignment; Parties in Interest. Neither this Agreement nor any rights or obligations hereunder may be assigned by any party without the prior written consent of the other parties hereto, except by operation of law. Nothing under this Agreement shall be construed to give any rights or benefits in this Agreement to anyone other than the parties hereto (and their heirs, successors and permitted assigns), and the duties and responsibilities undertaken pursuant to this Agreement shall be for the sole and exclusive benefit of the parties hereto (and their heirs, successors and permitted assigns).

Section 20. Interpretation.

(a) When a reference is made in this Agreement to a Section hereof, such reference shall be to a Section of this Agreement unless otherwise indicated.

(b) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c) The words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation.”

(d) The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

(e) All terms defined in this Agreement have their defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.

(f) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

(g) If any action is to be taken by any party hereto pursuant to this Agreement on a day that is not a Business Day, such action shall be taken on the next Business Day following such day.

(h) References to a Person are also to its permitted successors and assigns.

(i) The use of “or” is not intended to be exclusive unless expressly indicated otherwise.

Section 21. Effective Time and Exhibit A. This Agreement shall be conditioned on, and shall take effect as of, the Closing. Exhibit A shall be completed by the parties as of the Closing.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Stock Sale Agreement to be executed by their respective authorized persons, hereunto duly authorized, as of the day and year first above written.

ACQUIROR:

NUVASIVE, INC.

By:	/s/ Alexis V. Lukianov
Name:	Alexis V. Lukianov
Title:	Chairman and Chief Executive Officer

BROKER:

ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Travis R. Lacey
Name:	Travis R. Lacey
Title:	Vice President

SERIES A PREFERRED HOLDER:

ROGER A. CONLEY

By:	/s/ Roger A Conley
Name:	Roger A. Conley

SERIES A PREFERRED HOLDER:

THOMAS E. CONLEY, M.D.

By:	Thomas E. Conley
Name:	Thomas E. Conley, M.D.

SERIES A PREFERRED HOLDER: ERMA GRACE CONLEY REVOCABLE TRUST U/A 09-22-89

By:	/s/ John H. Conley
Name:	John H. Conley
Title:	Trustee

SERIES A PREFERRED HOLDER:

RICHARD O’BRIEN, M.D.

By:	/s/ Richard O’Brien
Name:	Richard O’Brien, M.D.

SERIES A PREFERRED HOLDER:

CARL CADWELL

By:	/s/ Carl Cadwell
Name:	Carl Cadwell

SERIES A PREFERRED HOLDER:

ROBERT MORRIS REVOCABLE TRUST

By:	/s/ Robert Morris
Name:	Robert Morris
Title:	Trustee

SERIES A PREFERRED HOLDER:

GREGORY ENTERPRISES, LLC

By:	/s/ W. Grant Gregory
Name:	W. Grant Gregory
Title:	Manager

SERIES A PREFERRED HOLDER:

TULLIS-DICKERSON CAPITAL FOCUS III, L.P.
By: Tullis-Dickerson Partners III, L.L.C., its general partner

By:	/s/ James L.L. Tullis
Name:	James L.L. Tullis
Title:	Manager
SERIES B PREFERRED HOLDER:
TULLIS-DICKERSON CAPITAL FOCUS III, L.P.
By: Tullis-Dickerson Partners III, L.L.C., its general partner

By:	/s/ James L.L. Tullis
Name:	James L.L. Tullis
Title:	Manager

SERIES B PREFERRED HOLDER:

ASCENSION HEALTH, as Fiscal Agent and Nominee for Certain Wholly Owned Subsidiaries

By:	/s/ Anthony J. Speranzo
Name:	Anthony J. Speranzo
Title:	Senior Vice President and Chief Financial Officer

Exhibit A*

Preferred Holders

Preferred Holder	Series of Target Preferred Stock	Number of Shares of Acquiror Common Stock Received as Stock Consideration	Pro Rata Share	Notice Information**
Ascension Health, as Fiscal Agent and Nominee for Certain Wholly Owned Subsidiaries	B	471,477	20.181362897%

Ascension Health Ventures, LLC

4600 Edmundson Road

11775 Borman Drive | Suite 310

St. Louis, MO 63146

Attention: Matthew I. Hermann

Fax: (410) 740-1093

with a copy to:

Goodwin Proctor

Exchange Place

53 State Street

Boston, MA 02109

Attention: Amber Dolman

Fax: (617) 523-1231

Carl Cadwell	A	51,067	2.185900180%	Carl Cadwell, D.D.S. Cadwell Laboratories, Inc. 909 North Kellogg Street Kennewick, WA 99336 Fax: (509) 783-6503

Roger A. Conley	A	257,461	11.020503382%	Roger A. Conley 5517 Chamberlin Avenue Chevy Chase, MD 20815 Fax: (301) 275-4659

Thomas E. Conley, M.D.	A	287,443	12.303869532%	Thomas E. Conley, M.D. 111 Sendera Bonita Lakeway, TX 78734

Erma Grace Conley Revocable Trust U/A 09- 22-89	A	53,942	2.308963274%	Erma Grace Conley Revocable Trust 3900 Underwood Ave, Suite 100 Omaha, NE 68114 Attention: John H. Conley

Richard O’Brien, M.D.	A	10,530	0.450731958%	Dr. Richard O’Brien 820 Boxcar Drive Westminster, MD 21157

Gregory Enterprises, LLC	A	48,617	2.081029021%	Gregory Enterprises c/o Gregory & Hoenemeyer, Inc. One Greenwich Office Park, North Building Greenwich, CT 06831

Robert Morris Revocable Trust	A	48,617	2.081029021%	Olympus Partners One Station Place Stamford, CT 06902 Attention: Robert Morris

Tullis-Dickerson Capital Focus III, L.P.	A and B	1,107,046	47.386610735%	Tullis-Dickerson Capital Focus III, L.P. One Stamford Plaza 263 Tresser Boulevard Stamford, CT 06901 Attention: General Partner Fax: (203) 323-5300

with a copy to: Pepper Hamilton, LLP 400 Berwyn Park 899 Cassatt Road Berwyn, PA 19312 Attention: Christopher A. Rossi Fax: (267) 200-0865

*	To be completed at Closing.
**	Any notice delivered to a Preferred Holder shall also be copied to:

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

Attention: Benjamin K. Sibbett

Fax: (212) 878-8375

Exhibit B

Robert W. Baird & Co. Incorporated Fees & Commissions

$0.03 per share of Stock Consideration and True-Up Acquiror Common Stock sold.